EXHIBIT 3.4

AMENDMENT NO. 2 TO THE FIRST AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF
ENVIVA PARTNERS, LP
This Amendment No. 2 (this “Amendment”) to the First Amended and Restated Agreement of Limited Partnership of Enviva Partners, LP, a Delaware limited partnership (the “Partnership”), dated as of May 4, 2015 (as amended on December 18, 2017 and as may be further amended from time to time, the “Partnership Agreement”), is entered into effective as of January 1, 2019, by Enviva Partners GP, LLC, a Delaware limited liability company (the “General Partner”), as the General Partner. Capitalized terms used but not defined herein are used as defined in the Partnership Agreement.
RECITALS
WHEREAS, Section 13.1(d)(i) of the Partnership Agreement provides that the General Partner, without the approval of any Partner or Assignee, may amend any provision of the Partnership Agreement to reflect a change that the General Partner determines does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect; and
WHEREAS, acting pursuant to the power and authority granted to it under Section 13.1(d)(i) of the Partnership Agreement, the General Partner has determined that the following amendment to the Partnership Agreement does not adversely affect the Limited Partners (including any particular class of Partnership Interests as compared to other classes of Partnership Interests) in any material respect;

NOW, THEREFORE, it is hereby agreed as follows:

Section 1. Amendment.
(i)Article 5 of the Partnership Agreement is hereby amended by adding a new Section 5.13 to read in its entirety as follows:
Section 5.13    Deemed Capital Contributions. To the extent that any Partner (or its Affiliate) performs services for the Partnership Group or incurs and pays any expense allocable to or on behalf of the Partnership Group and such Partner (a) elects not to seek payment for the services or reimbursement from the Partnership for such expense or (b) within five days of receiving reimbursement, returns the reimbursed funds to the Partnership, then the amount of any such reimbursable expense or foregone payment for services shall be treated as having been contributed to the Partnership by such Partner and immediately thereafter, the Partnership shall be treated as having incurred and paid such expense.
(ii)Section 6.1 of the Partnership Agreement is hereby amended by adding a new Section 6.1(d)(xiv) to read in its entirety as follows:

EXHIBIT 3.4

(xiv) Allocations Regarding Certain Services Performed for the Partnership Group or Expenses Incurred on behalf of the Partnership Group. To the extent that any Partner (or its Affiliate) performs services for the Partnership Group or incurs and pays any expense allocable to or on behalf of the Partnership Group and such Partner (a) elects not to seek payment for the services or reimbursement from the Partnership for such expense or (b) within five days of receiving reimbursement, returns the reimbursed funds to the Partnership, then any items of deduction or loss resulting from or attributable to the payment of such expense or foregone payment for services shall be allocated to such Partner that was deemed to have contributed such amount to the Partnership pursuant to Section 5.13.
Section 2. Ratification of Partnership Agreement.  Except as expressly modified and amended herein, all terms of the Partnership Agreement shall remain in full force and effect.
Section 3. Governing Law.  This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of Delaware, without regard to the principles of conflicts of law.

IN WITNESS WHEREOF, this Amendment has been executed as of January 1, 2019.

GENERAL PARTNER:

ENVIVA PARTNERS GP, LLC

By:
Name: Jason E. Paral

Title:	Vice President, Associate General Counsel, Chief Compliance Officer and Secretary